UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend a series of business reports furnished as Reports of Foreign Private Issuer to the Securities and Exchange Commission on the dates set forth below (the “Original Reports”) solely to correct certain errors made in calculating the risk-based capital adequacy ratios of KB Insurance, which are calculated in accordance with the applicable requirements of the Financial Supervisory Service, as of and for the periods indicated below appearing therein. No other changes to the Original Reports are made by this Amended Report.

The relevant figures from each of the Original Reports, as amended by this Amended Report, are set forth below.

		(Unit: in billions of won, except percentages)
Date of Report	Period Covered	As Originally Furnished		As Amended
April 3, 2018	As of and for the year ended December 31, 2017	Available Capital (A)	3,080	3,080
		Required Capital (B)	1,618	1,651
		RBC Ratio (A/B)	190.3%	186.5%
May 15, 2018	As of and for the three months ended March 31, 2018	Available Capital (A)	3,100	3,100
		Required Capital (B)	1,643	1,677
		RBC Ratio (A/B)	188.7%	184.9%
August 14, 2018	As of and for the six months ended June 30, 2018	Available Capital (A)	3,173	3,173
		Required Capital (B)	1,706	1,756
		RBC Ratio (A/B)	186.0%	180.7%
November 14, 2018	As of and for the nine months ended September 30, 2018	Available Capital (A)	3,270	3,270
		Required Capital (B)	1,754	1,806
		RBC Ratio (A/B)	186.4%	181.1%
April 1, 2019	As of and for the year ended December 31, 2018	Available Capital (A)	3,333	3,333
		Required Capital (B)	1,782	1,840
		RBC Ratio (A/B)	187.1%	181.1%
May 15, 2019	As of and for the three months ended March 31, 2019	Available Capital (A)	3,476	3,473
		Required Capital (B)	1,827	1,882
		RBC Ratio (A/B)	190.3%	184.5%
August 14, 2019	As of and for the six months ended June 30, 2019	Available Capital (A)	3,655	3,655
		Required Capital (B)	1,891	1,947
		RBC Ratio (A/B)	193.3%	187.8%
November 14, 2019	As of and for the nine months ended September 30, 2019	Available Capital (A)	3,738	3,738
		Required Capital (B)	1,929	1,989
		RBC Ratio (A/B)	193.7%	188.0%

		(Unit: in billions of won, except percentages)
Date of Report	Period Covered	As Originally Furnished		As Amended
March 30, 2020	As of and for the year ended December 31, 2019	Available Capital (A)	3,657	3,657
		Required Capital (B)	1,941	2,005
		RBC Ratio (A/B)	188.5%	182.4%
May 18, 2020	As of and for the three months ended March 31, 2020	Available Capital (A)	3,764	3,764
		Required Capital (B)	1,991	2,052
		RBC Ratio (A/B)	189.1%	183.5%
August 14, 2020	As of and for the six months ended June 30, 2020	Available Capital (A)	3,840	3,840
		Required Capital (B)	2,046	2,110
		RBC Ratio (A/B)	187.7%	182.0%
November 16, 2020	As of and for the nine months ended September 30, 2020	Available Capital (A)	3,914	3,914
		Required Capital (B)	2,076	2,138
		RBC Ratio (A/B)	188.6%	183.1%
March 18, 2021	As of and for the year ended December 31, 2020	Available Capital (A)	3,812	3,812
		Required Capital (B)	2,169	2,181
		RBC Ratio (A/B)	175.8%	174.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 27, 2021	By: /s/ Hwan-Ju Lee
(Signature)
Name: Hwan-Ju Lee
Title: Senior Executive Vice President and Chief Finance Officer